FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

04024275

April 7, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
APR 08 2004

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

English translation of Outline of Business Plan for the year ending March 31, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Enclosure

dlw 4/14

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v17

(Summary Translation)

March 17, 2004
East Japan Railway Company

Outline of Business Plan for the year ending March 31, 2005

[Outline of the business plan of East Japan Railway Company (the "Company") for its fiscal year ending March 31, 2005 is described. Topics discussed are as follows:]

- **Business Environment and Tasks**
- **Basic Policy of Business Operation**
- **Policy for Each Operational Area**
  - Establishment of the reliable transportation system and enhancement of networks
  - Expansion of *Suica* business
  - Improvement of profitability and expansion of the consumer service business
  - Promotion of the research and development
  - Improvement of the financial position and response to changes in the accounting system
  - Improvement of the group management
  - Harmony with the society and environment
  - Creation of the incentives for employees
  - Risk management

Income/Expense Plan (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2005 (A)	Estimated results for the year ended March 31, 2004 (B)	Increase or (Decrease) (A - B)
Ordinary Items			
Operating revenues and expenses			
Operating revenues	**19,020**	**19,000**	**20**
Railway operations	16,710	16,700	10
Other operations	2,310	2,300	10
Operating expenses	15,880	15,950	(70)
Personnel expenses	6,070	6,180	(110)
Nonpersonnel expenses	6,500	6,510	(10)
Taxes	790	740	50
Depreciation expenses	2,520	2,520	0
Operating income	**3,140**	**3,050**	**90**
Non-operating revenues and expenses	(1,280)	(1,300)	20
Ordinary income	**1,860**	**1,750**	**110**
Extraordinary gains and losses	0	100	(100)
Income before income taxes	1,860	1,850	10
Income taxes	780	810	(30)
Net income	**1,080**	**1,040**	**40**

Reduction of Long-Term Debt

(100 million yen)

	Plan for the year ending March 31, 2005 (A)	Estimated results for the year ended March 31, 2004 (B)	Increase or Decrease (A-B)
Balance	800	700	100

Plan for Major Capital Investment (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2005 (A)	Estimated results for the year ended March 31, 2004 (B)	Increase or (Decrease) (A-B)
Transportation services	2,200	2,210	(10)
(Safety investments)	(1,070)	(960)	110
Lifestyle services	230	220	10
Total	2,430	2,430	0